United States securities and exchange commission logo





                               August 29, 2023

       Ken Song, M.D.
       President and Chief Executive Officer
       RayzeBio, Inc.
       5505 Morehouse Drive, Suite 300
       San Diego, CA 92121

                                                        Re: RayzeBio, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 24,
2023
                                                            File No. 333-274193

       Dear Ken Song:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 18, 2023 letter.

       Registration Statement on Form S-1, filed August 24, 2023

       General

   1. Please revise your registration statement to disclose the identity of the selling stockholder and the number of
shares that the selling stockholder will sell in the offering.
 Ken Song, M.D.
FirstName LastNameKen Song, M.D.
RayzeBio, Inc.
Comapany
August 29, NameRayzeBio,
           2023          Inc.
August
Page 2 29, 2023 Page 2
FirstName LastName
       You may contact Gary Newberry at 202-551-3761 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Margaret Schwartz at 202-551-7153 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Terren J. O'Connor, Esq.